SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. _)*

Itamar Medical Ltd.
__________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(including Ordinary Shares represented by American Depositary Shares, at a ratio of 30 Ordinary Shares: 1 American Depositary Share)
__________________________________________________________________________________
(Title of Class of Securities)

465437 10 1**
________________________________________________________________________________
(CUSIP Number)

December 31, 2019
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This is the CUSIP number for the American Depositary Receipts, which evidence the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465437 10 1*	13G	Page 2 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth 2 A.V. Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
72,346,918**

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
72,346,918**

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,346,918**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.6% (1)

12	TYPE OF REPORTING PERSON (See Instructions)
PN

*  This is the CUSIP number for the American Depositary Receipts, which evidence the American Depositary Shares (“ADSs”).

** This number reflects the number of ordinary shares, par value NIS 0.01 per share (“ordinary shares”) held by the Reporting Person, including ordinary shares represented by ADSs (each ADS represents 30 ordinary shares).

(1)
Based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the SEC on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

CUSIP No. 465437 10 1*	13G	Page 3 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,346,918**(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,346,918**(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,346,918**(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.6% (2)

12	TYPE OF REPORTING PERSON (See Instructions)
PN

*  This is the CUSIP number for the American Depositary Receipts, which evidence the ADSs.

** This number reflects the number of ordinary shares beneficially owned by the Reporting Person, including ordinary shares represented by ADSs (each ADS represents 30 ordinary shares).

(1)
Consists of 72,346,918 ordinary shares held by Viola Growth 2 A.V. Limited Partnership (“Viola AV”), as to which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of Viola AV.

(2)
Based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the SEC on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

CUSIP No. 465437 10 1*	13G	Page 4 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth II GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,346,918**(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,346,918**(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,346,918**(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.6% (2)

12	TYPE OF REPORTING PERSON (See Instructions)
CO

*  This is the CUSIP number for the American Depositary Receipts, which evidence the ADSs.

** This number reflects the number of ordinary shares beneficially owned by the Reporting Person, including ordinary shares represented by ADSs (each ADS represents 30 ordinary shares).

(1)
Consists of 72,346,918 ordinary shares held by Viola AV, as to which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of the general partner of Viola AV.

(2)
Based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the SEC on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

CUSIP No. 465437 10 1*	13G	Page 5 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth Management Fund 2 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
550,000**(1)

	6	SHARED VOTING POWER
72,346,918**(2)

	7	SOLE DISPOSITIVE POWER
550,000**(1)

	8	SHARED DISPOSITIVE POWER
72,346,918**(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,896,918**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.7% (3)

12	TYPE OF REPORTING PERSON (See Instructions)
CO

*  This is the CUSIP number for the American Depositary Receipts, which evidence the ADSs.

** This number reflects the number of ordinary shares beneficially owned by the Reporting Person, including ordinary shares represented by ADSs (each ADS represents 30 ordinary shares).

(1)
Consists of 550,000 ordinary shares issuable upon exercise of vested options to purchase ordinary shares that are held by the Reporting Person and that are currently exercisable (out of a total of 1.1 million ordinary shares underlying options held by the Reporting Person).

(2)
Consists of 72,346,918 ordinary shares held by Viola AV, as to which the Reporting Person shares voting and dispositive power by virtue of holding 100% of the outstanding equity of the general partner of the general partner of Viola AV.

(3)
Based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the SEC on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

CUSIP No. 465437 10 1*	13G	Page 6 of 14 Pages
1	NAMES OF REPORTING PERSONS
Shlomo Dovrat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,896,918**(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,896,918**(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,896,918**(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.7% (2)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

*  This is the CUSIP number for the American Depositary Receipts, which evidence the ADSs.

** This number reflects the number of ordinary shares beneficially owned by the Reporting Person, including ordinary shares represented by ADSs (each ADS represents 30 ordinary shares).

(1)
Consists of (i) 72,346,918 ordinary shares held by Viola AV and (ii) 550,000 ordinary shares issuable upon exercise of vested options to purchase ordinary shares that are held by Viola Growth Management Fund 2 Ltd. (“Viola Fund 2”), as to each of which the Reporting Person shares voting and dispositive power by virtue of his indirect equity interest in Viola AV and Viola Fund 2, respectively.

(2)
Based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the SEC on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

CUSIP No. 465437 10 1*	13G	Page 7 of 14 Pages
1	NAMES OF REPORTING PERSONS
Harel Beit-On

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,896,918**(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,896,918**(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,896,918**(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.7% (2)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

*  This is the CUSIP number for the American Depositary Receipts, which evidence the ADSs.

** This number reflects the number of ordinary shares beneficially owned by the Reporting Person, including ordinary shares represented by ADSs (each ADS represents 30 ordinary shares).

(1)
Consists of (i) 72,346,918 ordinary shares held by Viola AV and (ii) 550,000 ordinary shares issuable upon exercise of vested options to purchase ordinary shares that are held by Viola Fund 2, as to each of which the Reporting Person shares voting and dispositive power by virtue of his indirect equity interest in Viola AV and Viola Fund 2, respectively.

(2)
Based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the SEC on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

CUSIP No. 465437 10 1*	13G	Page 8 of 14 Pages
1	NAMES OF REPORTING PERSONS
Avi Zeevi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,896,918**(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,896,918**(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,896,918**(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.7% (2)

12	TYPE OF REPORTING PERSON (See Instructions)
IN

*  This is the CUSIP number for the American Depositary Receipts, which evidence the ADSs.

** This number reflects the number of ordinary shares beneficially owned by the Reporting Person, including ordinary shares represented by ADSs (each ADS represents 30 ordinary shares).

(1)
Consists of (i) 72,346,918 ordinary shares held by Viola AV and (ii) 550,000 ordinary shares issuable upon exercise of vested options to purchase ordinary shares that are held by Viola Fund 2, as to each of which the Reporting Person shares voting and dispositive power by virtue of his indirect equity interest in Viola AV and Viola Fund 2, respectively.

(2)
Based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the SEC on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

Item 1(a).     Name of Issuer:

        The name of the issuer is Itamar Medical Ltd. (the “Issuer”).

Item 1(b).     Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 9 Halamish Street, Caesarea 3088900, Israel.

Item 2(a).     Name of Person Filing:

The following entities and individuals, listed in (i)-(vii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”, and the three individuals whose names appear in (v)-(vii) below, collectively, as the “Reporting Individuals”:

(i)	Viola Growth 2 A.V. Limited Partnership (“Viola 2 AV”)
(ii)	Viola Growth II Limited Partnership (“Viola II LP”)
(iii)	Viola Growth II GP Ltd. (“Viola II GP”)
(iv)	Viola Growth Management Fund 2 Ltd. (“Viola Fund 2”)
(v)	Shlomo Dovrat
(vi)	Harel Beit-On
(vii)	Avi Zeevi

Viola 2 AV directly holds the 72,346,918 ordinary shares of the Issuer that are reported in this Statement. Viola Fund 2 directly holds the options to purchase 550,000 additional ordinary shares (constituting the vested portion of the options to purchase a total of 1.1 million ordinary shares held by Viola Fund 2) that are also reported in the Statement. Viola Fund 2 holds 100% of the outstanding equity interests of Viola II GP, which serves as the general partner for Viola II LP, which itself serves as the general partner for Viola 2 AV. The Reporting Individuals collectively indirectly own a majority of the outstanding equity interests of Viola Fund 2 and, therefore, they possess ultimate voting and investment authority with respect to all ordinary shares of the Issuer beneficially owned by the Reporting Persons.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Viola Private Equity, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.

Item 2(c).     Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Viola 2 AV— Israel
(ii)	Viola II LP— Cayman Islands
(iii)	Viola II GP— Cayman Islands
(iv)	Viola Fund 2— Israel
(v)	Each Reporting Individual— Israel

Item 2(d).     Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share, of the Issuer (“ordinary shares”), including ordinary shares represented by American Depositary Shares (“ADSs”). Each ADS represents 30 ordinary shares.

Item 2(e).     CUSIP Number:

   The CUSIP number of the ADSs is 465437 10 1.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

Item 4.          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Viola 2 AV

(a)	Amount beneficially owned: 72,346,918 ordinary shares (1)
(b)	Percent of class*: 17.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 72,346,918 (1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 72,346,918 (1)
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Viola II LP

(a)	Amount beneficially owned: 72,346,918 ordinary shares (1)
(b)	Percent of class*: 17.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 72,346,918 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 72,346,918 (1)

III.	Viola II GP

(a)	Amount beneficially owned: 72,346,918 ordinary shares (1)
(b)	Percent of class*: 17.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 72,346,918 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 72,346,918 (1)

IV.	Viola Fund 2

(a)	Amount beneficially owned: 72,896,918 ordinary shares (1)
(b)	Percent of class*: 17.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 550,000 (1)
(ii)	Shared power to vote or to direct the vote: 72,346,918 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 550,000 (1)
(iv)	Shared power to dispose of or to direct the disposition of: 72,346,918 (1)

V.           Each Reporting Individual

(a)	Amount beneficially owned: 72,896,918 ordinary shares (1)
(b)	Percent of class*: 17.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 72,896,918 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 72,896,918 (1)

*     All percentage ownership reflected in this Statement is based on 411,648,501 ordinary shares issued and outstanding following the public offering of ADSs announced by the Issuer, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 31, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended. That number of outstanding ordinary shares assumes that the underwriters for the offering will not exercise their option to purchase up to an additional 381,817 ADSs from the Issuer in the offering.

(1)   See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of these ordinary shares by the Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the ordinary shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Item 5.          Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.

Item 9.          Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIOLA GROWTH 2 A.V. LIMITED PARTNERSHIP

By: Viola Growth II Limited Partnership, its General Partner

By: Viola Growth II GP Ltd., its General Partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

VIOLA GROWTH II LIMITED PARTNERSHIP

By: Viola Growth II GP Ltd., its General Partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

VIOLA GROWTH II GP LTD.

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

VIOLA GROWTH MANAGEMENT FUND 2 LTD.

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

/s/ Shlomo Dovrat
SHLOMO DOVRAT

/s/ Harel Beit-On
HAREL BEIT-ON

/s/ Avi Zeevi
AVI ZEEVI

Dated: February 10, 2020

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)